Exhibit 1

Media Relations

Paula Andrea Escobar

+57 (1) 603-9079

paulaandrea.escobar@cemex.com

Investor Relations

Jesús Ortiz

+57 (1) 603-9051

jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FIRST QUARTER 2015 RESULTS

•	The positive performance in our operations in Costa Rica and Nicaragua was offset by lower cement volumes in our operations in Colombia

•	We already started operations in our expansion project in Nicaragua, and advanced considerably with our capacity expansion projects in Colombia and Costa Rica

BOGOTÁ, COLOMBIA, APRIL 23, 2015 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$354 million during the first quarter of 2015, a decline of 16% versus the first quarter of 2014. This decline is mainly explained by foreign exchange fluctuations and lower sales in our operations in Colombia. Adjusting for the effect of the exchange rate, consolidated net sales in the first quarter decreased by 5%, on a year-over-year basis.

Operating EBITDA, also adjusted for the foreign exchange fluctuations, declined by 10%, during the first quarter of 2015, compared with the same period in 2014.

During the first quarter of 2015, consolidated cement volumes decreased by 8%, while ready-mix and aggregates volumes increased by 4% and 8%, respectively, compared to last year.

Carlos Jacks, CEO of CLH, said, “During the first quarter we reached record sales in Costa Rica, as well as record first-quarter sales in Nicaragua. This positive performance in both operations was offset by the lower cement volumes in our operations in Colombia. Despite this volume decline during the first quarter, we continue to expect a positive volume performance for the full year.”

CLH’s Financial and Operational Highlights

•	During the first three months of the year, cement volumes in Colombia declined by 15%, while ready-mix and aggregates volumes increased by 5%, compared to the same period a year ago.

•	Adjusting for the effect of foreign exchange fluctuations, net sales in Colombia decreased by 9% during the first quarter, on a year-over-year basis.

•	In Panama, cement volumes increased by 9%, ready-mix decreased by 9% and our aggregates volumes remained stable in the first quarter, compared to the first quarter a year ago.

•	Free cash flow after maintenance capital expenditures reached US $67 million during the first quarter of 2015. Strategic capital expenditures of US $48 millions in the quarter are mainly related to our capacity expansion projects throughout the region.

Carlos Jacks added, “We already started operations in our expansion project in Nicaragua, and advanced considerably with our cement capacity expansion projects in Colombia and Costa Rica. We remain optimistic with the industry fundamentals in our main markets. We expect the infrastructure and housing sectors to remain important drivers for demand of our products over the following years.”

Consolidated Corporate Results

During the first quarter of 2015, controlling interest net income was a gain of US$44 million.

Net debt decreased by US$15 million, to US$1,125 million as of the end of the first quarter 2015.

Geographical Markets First Quarter 2015 Highlights

Operating EBITDA in Colombia decreased by 36% to US$59 million versus US$93 million in the first quarter of 2014, with a decline of 27% in net sales reaching US$176 million.

In Panama, operating EBITDA decreased by 11% to US$29 million during the quarter. Net sales reached US$72 million in the first quarter of 2015, a decrease of 6% compared to the same period in 2014.

In Costa Rica, operating EBITDA reached US$20 million during the quarter, increasing by 33% compared to the same period a year ago. Net sales increased by 21% to US$43 million, compared to the first quarter of 2014.

In the Rest of CLH region net sales during the quarter reached US$66 million. Operating EBITDA in the quarter increased by 5%, versus the comparable period in 2014, reaching US$20 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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